Exhibit 99.1

Fang Holdings Limited Announces Receipt of Non-Binding “Going Private” Proposal

BEIJING, China, November 30, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that its board of directors (the “Board”) has received a preliminary and non-binding proposal letter, dated November 30, 2020, from General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”, as the “Proposing Buyer”), a company incorporated in Singapore, proposing to acquire all of the outstanding shares (the “Shares”) and American Depositary Shares (the “ADSs”, each representing ten Class ordinary shares) of the Company not currently owned by the Proposing Buyer in a “going-private” transaction for US$1.468 per Share (or US$14.68 per ADS) in cash, subject to certain conditions. The US$1.468 per Share (or US$14.68 per ADS) price represents a premium of approximately 20% to the closing price of the Company’s ADS on November 27, 2020, and a premium of approximately 40% to the Company’s 30-day volume weighted average price of ADS up to November 27, 2020.

According to the proposal letter, the Proposing Buyer plans to finance the acquisition primarily with equity capital, and possibly debt capital. The proposal letter states that the equity portion of the financing would be provided by the Proposing Buyer and additional potential buyer consortium members, if any. A copy of the proposal letter is attached hereto as Annex A.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the potential transaction contemplated by the proposal letter or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com

Annex A

November 30, 2020

The Board of Directors

Fang Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

Dear Board Members:

General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”, as the “Proposing Buyer”) hereby submits this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares and American Depositary Shares (“ADSs”, each representing ten Class A ordinary shares), of Fang Holdings Limited (the “Company”), not already beneficially owned by General Atlantic (the proposed “Transaction”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders, especially during a time of persisting operating difficulty and ongoing COVID-19 uncertainty. The Proposal represents a premium of 20% to the Company’s stock price as of the close of business on November 27, 2020 and a premium of approximately 40% to the Company’s 30-day volume weighted average price up to November 27, 2020.

Set forth below are the primary terms of our Proposal:

1.              Purchase Price. We propose to acquire all of the outstanding ordinary shares and ADSs of the Company not already beneficially owned by General Atlantic. The consideration payable for each ADS to be acquired will be US$14.68 in cash, and the consideration payable for each ordinary share to be acquired will be US$1.468 in cash.

2.              Funding. We intend to finance the Transaction primarily with equity capital, and possibly debt capital. Equity financing will be provided from us as the Proposing Buyer and additional potential buyer consortium members, if any.

3.              Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding definitive agreements.

4.              Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (“Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.              Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will likely need to evaluate the Transaction independently before the Company can make any determinations.

6.              About General Atlantic. General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Amsterdam, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has approximately $40 billion in assets under management, and the firm’s unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

7.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

We would like to express our commitment to working collaboratively with the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

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[Signature Page to Follow]

Sincerely,

General Atlantic Singapore Fund Pte. Ltd.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director